03 NOV 24 AM 7:21

HAECO

Our Ref: CSA/PAC1/24

03037664

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Dear Sirs,

**Hong Kong Aircraft Engineering Company Limited**
**Exemption No. 82-3846**

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we would inform you that Mr. John Paul Paterson has resigned from the office of Chief Operating Officer and Director on the Board of Hong Kong Aircraft Engineering Company Limited to take effect from the close of business on 31st December 2003.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Company Secretary

11/25

LWdf
*P:\Dorisfu\HAECO Group\CPA12 - HAECO\CPA12 - 24 SENY\Ltr -2003 general corr.doc*

c.c. Brian Ho - BONY NY (By Fax No. 002–212-571-3050)

**Hong Kong Aircraft Engineering Company Limited**
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

Swire Group